Exhibit 12.1

	2011	2012	2013	2014	2015	1H 2016

Earnings:
Income (loss) before income taxes	$28,478	$20,951	$(6,566)	$7,199	$(32,816)	$(5,599)
Add: Fixed Charges	$1,431	$2,610	$3,069	$3,729	$2,976	$2,813

Total Earnings	$29,909	$23,561	$(3,497)	$10,928	$(29,840)	$(2,786)

Fixed Charges:
Interest Expense	$1,421	$2,592	$3,042	$3,679	$2,890	$2,758
Plus: estimated interest component of rent expense	$10	$18	$27	$50	$86	$55

Total Fixed Charges	$1,431	$2,610	$3,069	$3,729	$2,976	$2,813

Ratio of earnings to fixed charges	20.9	9.0	(a)	2.9	(a)	(a)

Deficit	$—	$—	$(6,566)	$—	$(32,816)	$(5,599)

Net Difference	$28,478	$20,951	$(6,566)	$7,199	$(32,816)	$(5,599)

(a)	Earnings were insufficient to cover our fixed charges by $6,566, $32,816, and $5,599 for the years ended December 31, 2013, December 31, 2015, and for the six months ended June 30, 2016, respectively